

December 8, 2014

James Ketner
President and Chief Executive Officer
Galenfeha, Inc.
2705 Brown Trail, Suite 100
Bedford, Texas 76021

> **Re: Galenfeha, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 25, 2014**
> **File No. 333-198573**

Dear Mr. Ketner:

We have limited our review of your registration statements to those issues we have addressed in our comments.

Facing page

1. We note your response to comment 6 in our letter dated September 17, 2014. The facing page of the registration statement states that it is "Amendment No. 2" to Form S-1; however, it appears that the November 25 filing is really the first amendment to this registration statement. Since you filed the Form S-1 on September 4, 2014 and the first amendment on November 25, 2014, please be sure that when you amend this Form S-1, you label it as "Amendment No. 2 to Form S-1".

Prospectus Cover Page

2. Please indicate the market price of your common stock as of the latest practicable date on your prospectus cover page, as required by Instruction 2 to Item 501(b)(3) of Regulation S-K.

Selling Shareholders, page 9

3. We note your response to comment 10 in our letter dated September 17, 2014. We also note that Part II information is not included in the prospectus and that you removed disclosure in this section that describes your private placement. Please revise this section to describe how the selling shareholders acquired the shares they may offer and sell pursuant to the registration statement, including the dates of the transactions in which the shares offered for resale were acquired, the number of shares purchased in each transaction, and the purchase price, if any.

4. Please review your calculation of the number of shares in this offering and include the total at the end of the "Shares to Offer" column in the Selling Shareholders table. It appears that you may have only 25,640,000 shares listed in the Selling Shareholders table, but that you are registering the resale of 26,560,000 shares, according to the fee table. Please revise as necessary to ensure that the total amount of shares in the offering, as reflected throughout the prospectus, is consistent with the number of shares in the Calculation of Registration Fee table.

Signature page

5. Please remove the reference to a post-effective amendment.

Legal opinion, Exhibit 5.1

6. Please have counsel update the legal opinion to refer to the correct Form, to remove references to the 30,000,000 shares that are no longer in the registration statement and to make the number of shares in the opinion consistent with the reduced number of shares being registered.

7. Please have counsel revise the legal opinion to also include counsel's consent to the use of his name under the caption "Interests of Named Experts and Counsel" on page 13. See Rule 436 of Regulation C under the Securities Act.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/Pamela Long

Pamela Long
Assistant Director

Cc: Via E-mail
        Michael Stolzar, Esq.